Exhibit 19.1

Last updated: December 2025 Version Number: 1.3

Tucows Insider Trading Policy

Last updated: December 2025 Version Number: 1.3

Tucows, Inc. (“Tucows” or “Company”) is a public company, accountable to shareholders and, therefore, subject to federal securities laws that impose certain obligations on all Company employees. These obligations relate primarily to the disclosure of information to the public—basically, what you are allowed to say and not allowed to say about your work at Tucows.“Tucows” as used in this policy statement refers to all of the Tucows subsidiaries and brands, including but not limited to Tucows Domains, Ting, Wavelo, OpenSRS, Enom, Ascio, EPAG, Hover and Simply Bits.

It is important to read and understand the rules and regulations in this document. This document applies to every Tucows Employee, regardless of where you reside and regardless of whether you have options or shares in the Company.

The rules, in summary, are as follows:

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Employees are to maintain conﬁdentiality about Tucows’ business and are not to communicate any internal information about the Company—or respond to rumours about the Company—if that information has not already been made public in a press release.

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Only a Designated Ofﬁcer can speak on behalf of the Company. The “Designated Ofﬁcers” are Ivan Ivanov, CFO and David Woroch, CEO. Refer all outside requests for information about the company, no matter how casual the request, (from a customer, shareholder, journalist or friend) to Ivan Ivanov (iivanov@tucows.com), or redirect inquiries to Investor Relations, Monica Webb (mwebb@tucows.com).

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Employees may not buy or sell the Tucows stock or the stock of other public companies based on Insider Information. Note that Employees might have Insider Information about Tucows or about other publicly-traded that Tucows has business dealings with.

●	Employees are not to buy or sell Tucows’ stock based on “insider” information that has not yet been made public in a press release, or to disclose such information to another person.
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Ofﬁcers, Directors and Employees who are designated as Insiders may only buy and sell stock when both (a) the trading window is open; and, (b) the member is not in possession of material non-public information.

Last updated: December 2025 Version Number: 1.3

Tucows Corporate Policy Statement Regarding Disclosure and Confidentiality

Tucows is involved from time to time in matters that are sensitive in nature and important to the Company, its Employees and its shareholders. The federal securities laws impose certain obligations on Tucows regarding the disclosure of information to the investing public. To comply with these laws, Tucows has established the following policies and procedures that are applicable to all of its Employees.

Maintaining Conﬁdentiality: In order to ensure that the Company does not break the law with regard to disclosure, Employees must not disclose to any outsider any internal information that a reasonable person would consider important in making the decision to buy or sell Tucows’ stock.

Designated Spokesperson: The Company has designated David Woroch, Chief Executive Ofﬁcer, and Ivan Ivanov, Chief Financial Ofﬁcer, as Designated Ofﬁcers for Tucows Inc. No other Employees of Tucows are authorized to speak on behalf of the Company with respect to corporate actions affecting the Company; therefore, unless you have been expressly authorized to make such disclosure, if you receive any inquiry from a third party (whether a securities analyst, a member of the media or another person) regarding the Company, you must immediately refer the inquiry to one of the Designated Ofﬁcers named above or redirect inquiries to Investor Relations, Monica Webb (mwebb@tucows.com).

Trading of Securities: Federal securities laws prohibit any person from buying or selling shares in Tucows’ or another public company’s securities while in possession of material information concerning Tucows or another publicly traded company with which Tucows has business dealings that have not already been disclosed to the investing public, or from disclosing such information to another person who is likely to trade in the Company’s stocks.

Responding to Rumors: Rumours concerning the business affairs of the Company may circulate from time to time. It is the Company’s general policy not to comment upon such rumours. Individual Employees, too, should refrain from commenting upon or responding to rumours and should refer any requests for comments or responses to Ivan Ivanov, Chief Financial Ofﬁcer, as the Designated Ofﬁcer.

Last updated: December 2025 Version Number: 1.3

Any questions regarding these policies in general or how they would apply to the facts of a speciﬁc case should be directed to Ivan Ivanov, Chief Financial Ofﬁcer. Failure to observe these policies can be the basis for discipline or discharge.

Policy Statement on Securities Trading by Tucows, Inc. Directors, Officers and Other Employees

Introduction

Since the Common Stock of Tucows Inc. (the “Company”) is publicly traded, all Directors, Ofﬁcers and other Employees of the Company must be aware of and scrupulously observe the various laws and rules prohibiting what is commonly referred to as “insider trading.”

This Policy Statement (“Policy”) is designed to protect the Company’s reputation for integrity and ethical conduct that we have all worked hard to achieve. This Policy applies to all Directors, Ofﬁcers and other Employees of the Company. It also affects members of your family as well as your friends and associates.

At the outset, it should be made clear that an investment in the Company’s publicly traded securities by Directors and Employees is encouraged. Nonetheless, it is also important to advise you of certain restrictions on purchases or sales as required by the Company and under U.S. securities laws. The securities laws are comprehensive and far-reaching. Accordingly, this Policy Statement, which is primarily concerned with insider trading, points out only the more common problems relevant to that subject and does not attempt to deal with all of the prohibitions and restrictions that may be applicable to transactions in securities by a Director, Ofﬁcer, or other Employee of the Company or their relatives or friends. Please also note that this Policy Statement is not intended to replace the primary responsibility of each Director, Ofﬁcer, and other Employee to understand and comply with the prohibition on insider trading under U.S. federal securities laws. Speciﬁc questions should be addressed to Ivan Ivanov, Chief Financial Ofﬁcer.

Please remember that you have the ultimate responsibility for complying with insider trading laws and should therefore not simply and completely rely on the procedures and policies set forth in this Policy Statement but rather obtain additional guidance whenever possible.

Last updated: December 2025 Version Number: 1.3

Failure to comply with this Policy or Insider Trading Laws may result in the loss of your job or position as well as substantial civil and criminal penalties. Because you will be asked to certify as to your understanding and intention to comply (as well as to your actual compliance) with this Policy, you should read this Policy carefully and contact Ivan Ivanov, Chief Financial Ofﬁcer, if you have any questions. The Company may also require you to conﬁrm from time to time that you have reviewed this Policy Statement and are in compliance.

Policy Statement

It is the Company’s general Policy that a Director, Ofﬁcer, or other Employee of the Company (or a related person with respect to any of the foregoing) who has material, non-public information relating to the Company may not buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, such information.

This Policy applies regardless of whether any Director, Ofﬁcer, or other Employee of the Company (or a related person with respect to any of the foregoing) is a resident of the United States. This Policy also applies to non-public information about any other company including without limitation any information concerning customers or suppliers, that is obtained either in the course of employment with the Company or while acting on behalf of the Company.

Further, a Director, Ofﬁcer, or other Employee should avoid discussing or disclosing non-public information about the Company or its activities that may have an impact on the value of the Company’s business. To enforce this Policy, the Company has adopted the procedures for securities trading outlined in the Insider Trading FAQ document (below).

In addition, the following transactions are prohibited for Directors, Ofﬁcers and Employees of the Company (even if you are not in the possession of material non-public information):

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“Short” sales of the Company’s stock (i.e., where a person borrows the Company’s stock, sells it and then buys the Company’s stock at a later date to replace the borrowed shares or where a person already has sufﬁcient shares of the Company’s stock to sell but does not deliver them until a later date).

Last updated: December 2025 Version Number: 1.3

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Buying or selling puts or calls on the Company’s shares. A “put” is an option or right to sell a speciﬁc stock at a speciﬁc price prior to a set date and a “call” is an option or right to buy a speciﬁc stock at a speciﬁc price prior to a set date. Call options are purchased when a person believes that the price of a stock will rise, whereas put options are purchased when a person believes that the price of a stock will fall.

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Participating in hedging transactions involving Company stock. These transactions involve negotiated contracts generally designed to transfer the risk of ownership of Company shares to third parties, although not constituting a “sale” in the conventional sense. For example, one form of hedging transaction is an equity swap that involves a contract under which a holder of Company stock agrees to exchange, or “swap,” the return on the Company stock for the return on an equity index, a basket of equities, or an interest rate–based cash ﬂow.

In addition, the Company may, from time to time, issue instructions advising some or all Directors, Ofﬁcers and Employees for designated periods that they may not buy or sell securities of the Company or that no such securities may be traded without the prior approval of the ofﬁcer or ofﬁcers designated in such instructions.

Transactions that may be necessary for independent reasons (such as the need to raise money for an emergency) are no exception. Even the appearance of an improper transaction must be avoided. Directors, Ofﬁcers and other Employees are responsible for ensuring that members of their households and their immediate families comply with this Policy.

If insider information is inadvertently disclosed—no matter what the circumstances—the person making or discovering that disclosure should immediately report the disclosure to Bret Fausett, Chief Legal Ofﬁcer.

Trading Window

Employees without insider information may trade in Tucows’ stock at any time, in or outside a trading window. See the FAQ below for a deﬁnition of an “Insider.”

Last updated: December 2025 Version Number: 1.3

Ofﬁcers, Directors, and Employees who work on the Company’s quarterly ﬁnancials may only buy and sell the Company’s stock inside a designated trading window. The trading window generally corresponds to two trading days following the release of quarterly ﬁnancials until the end of the month of each quarter in which the ﬁnancial disclosure will be made.

Ofﬁcers, Directors, and Employees with inside information may not trade in the Company’s stock until the conﬁdential information they hold ceases to be conﬁdential or becomes irrelevant. Employees who have questions about their trading status should seek advice on trading in the Company’s stock from the Company’s Chief Legal Ofﬁcer and/or Chief Financial Ofﬁcer.

Insider Trading FAQ

Tucows is a public company, accountable to shareholders, and therefore subject to federal securities laws that will impose certain obligations on all Company Employees. These obligations relate primarily to the disclosure of information to the public—basically, what you are allowed to say, and not allowed to say, about your work at Tucows. “Tucows” as used in this policy statement refers to all of the Tucows subsidiaries and brands, including Tucows Domains, Ting, Wavelo, OpenSRS, Enom, Ascio, EPAG, Hover and Simply Bits.

What is Insider Trading?

Insider trading occurs when a person buys or sells the Company’s securities while in the possession of material non-public information about the Company. Insider trading is not conﬁned to the Company’s securities. If, for example, an Employee learns that a contract is about to be entered into with another public company, trading in the securities of that other company also is prohibited if the information is material to that other company and not yet disclosed to the public.

Liability also can occur if this kind of information is passed on to another person (a practice known as “tipping”) who then trades the security. Intent generally is not relevant. A casual comment made to another person could be a “tip,” even without knowledge or intent that the other person will trade in the securities. In essence, being in possession of material inside information imposes an obligation not to disclose that information to an unauthorized person. This non-disclosure obligation is in addition to any conﬁdentiality responsibilities you may have to the Company.

Last updated: December 2025 Version Number: 1.3

Who is an Insider?

Any person (including but not limited to Directors, Ofﬁcers, and Employees) who is in possession of material, non-public information is an “insider” for purposes of these restrictions.

In most instances, if you are asked to work on a special project that has not been publicly announced by the Company, the leader of the project will inform you whether the project is one that involves material non-public information that would make you an insider for the duration of the project until its existence is publicly disclosed.

If you wish to trade in Tucows stock and you have questions about whether you might have material non-public information, you are encouraged to seek pre-clearance by contacting Bret Fausett, Chief Legal Ofﬁcer (bfausett@tucows.com) or Ivan Ivanov, Chief Financial Ofﬁcer (iivanov@tucows.com), who will be able to tell you whether you are in possession of information the Company deems material.

What is Material Information?

Information that is material, as used in this context, is any fact or circumstances which, if known to a reasonable investor, would have a reasonable likelihood of inﬂuencing the decision to invest or sell. Both good and bad news can be material, and information may be material even though it would not be signiﬁcant enough to change the investor’s decision. It is sufﬁcient that the information would be part of the total mix of information available to an investor, for purposes of making a decision. In simple terms, material information is anything that is likely to affect the price of the stock. Examples of material information include, without limitation, knowledge of:

●	projections of future earnings or losses (including but not limited to internal ﬁnancial information that departs from what the market would expect);

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●	a pending or proposed merger, tender offer for the Company’s securities, or purchase and/or sale of substantial assets;
●	a signiﬁcant expansion or cutback of operations;
●	changes in dividend policies;
●	a default or anticipated default under debt instruments or important contracts;
●	the acquisition or termination of important payer/customer or supplier arrangements;
●	the declaration of a stock split or the offering of additional securities;
●	the introduction of new products or technologies
●	an earnings estimate or revision of a previously released earnings estimate;
●	major litigation or the threat of major litigation;
●	liquidity problems; and
●	signiﬁcant management developments.

Please remember, either positive or negative information may be material. Please also note that the above list is not exhaustive; if in doubt about whether information is material, do not seek approval to trade in the Company’s securities and do not discuss the information outside the Company unless and until the information has properly become public through proper channels. Bear in mind that your conduct will be viewed, and perhaps acted upon, by a regulatory agency and others.

What is Non-Public Information?

An insider may trade only when they he or she is are certain that ofﬁcial announcements of material information have been sufﬁciently publicized so that the public has had the opportunity to evaluate the information. Thus, insider trading is not made permissible merely because material information is reﬂected in rumors or other unofﬁcial statements in the press or marketplace. An insider may not attempt to “beat the market” by trading simultaneously with, or shortly after, the ofﬁcial release of such information. As a normal rule, information is released by the Company to a national wire service. For example, if an announcement is made on a Monday, trading should not occur until Thursday. Ivan Ivanov will know when information has been released to the public.

Last updated: December 2025 Version Number: 1.3

What are the Penalties for Insider Trading?

The consequences of insider trading violations can be enormous.

The maximum prison sentence for an insider trading violation is now 20 years. The maximum criminal ﬁne for individuals is now $5,000,000 and the maximum ﬁne for non-natural persons (such as an entity whose securities are publicly traded) is now $25,000,000.

Individuals also may be prohibited from serving as a director or ofﬁcer of the Company or any other public company.

These penalties are in addition to any actions the Company itself may impose, including dismissal for cause.

Procedures for Securities Trading by Directors, Officers and Other Employees

All Directors, Ofﬁcers and other Employees may trade only during the period starting from two full trading days following the release (and dissemination) of the Company’s quarterly or annual ﬁnancial results and continuing for thirty (30) calendar days thereafter.

From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special Blackout Periods during which Directors, Ofﬁcers and other Employees are prohibited from trading in the Company’s securities. If the Company imposes a special Blackout Period, it will notify those affected.

Directors, Ofﬁcers and other Employees also are reminded to be aware of the various restrictions on securities trading imposed under Section 16 of the Exchange Act of 1934, as amended, and the applicable reporting requirements.

Last updated: December 2025 Version Number: 1.3

The Company in its sole discretion may agree to your entering into an arrangement relating to the purchase or sale of securities of the Company under circumstances where you have no control over the timing of the transaction. If such an arrangement is established, and you entered into the arrangement with the prior approval of the Company and when you were not aware of material, non-public information, you may purchase or sell securities pursuant to such arrangement without regard whether you are aware of material, non-public information and without requiring prior approval of such transaction. Speciﬁcally, you may purchase or sell securities pursuant to such a binding contract or plan, or irrevocable instructions to purchase or sell securities on a future date, if all of the following conditions are met:

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You were not aware of material, non-public information when you entered into a binding contract to purchase or sell the security, provided written instructions to another person to execute the trade for your account, or adopted a written plan for trading securities.

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The contract, instructions or plan (1) expressly speciﬁes the amount and price of the securities to be bought or sold and the date of the transaction; (2) provides a written formula or algorithm, or computer program, for determining the amount, price, and date for the transaction; or (3) does not permit you to exercise any subsequent inﬂuence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who did exercise such inﬂuence was not aware of material non-public information when doing so.

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The purchase or sale that occurs is pursuant to the prior contract, instruction or plan. A purchase or sale is not pursuant to a contract, instructions or plan if, among other things, you altered or deviated from the contract, instruction or plan or entered into or altered a corresponding or hedging transaction or position with respect to those securities, or the contract, instruction or plan to purchase or sell securities was given or entered into other than in good faith or as a part of a plan or scheme to evade the prohibition on insider trading.